SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               AMENDMENT NO. 1 TO

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 Kaye Group Inc.
                                 ---------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    486589104
                                    ---------
                                 (CUSIP Number)

                          W. Kirk James, Vice President
                            Hub International Limited
                         214 King Street West, Suite 314
                         Toronto, Ontario Canada M5H 3S6
                            Telephone: (416) 979-5866
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 28, 2001
                                  -------------
             (Date of Event which Requires Filing of this Statement)



    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing
  this schedule became of Rule 13d-1(b)(3) or (4), check the following box |_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 486589104                                   Page   2   of   15   Pages
          ---------                                        -----    ------
--------------------------------------------------------------------------------
(1)      Name of Reporting Person            Hub International Limited

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group       (a)  |_|
                                                                (b)  |_|
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds            AF, WC, BK

--------------------------------------------------------------------------------
(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). |_|

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization        ONTARIO, CANADA

--------------------------------------------------------------------------------
                                     (7)   Sole Voting Power
              Number of
         Shares Beneficially               8,509,673
                Owned
               by Each
              Reporting
             Person With
--------------------------------------------------------------------------------
                                     (8)   Shared Voting Power

--------------------------------------------------------------------------------
                                     (9)   Sole Dispositive Power
                                           8,509,673
--------------------------------------------------------------------------------
                                     (10)  Shared Dispositive Power
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  8,509,673

--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)      |_|

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)      100%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)             CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 486589104                                   Page   3   of   15   Pages
          ---------                                        -----    ------
--------------------------------------------------------------------------------
(1)      Name of Reporting Person            Fairfax Financial Holdings Limited

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group       (a)  |_|
                                                                (b)  |_|
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds            AF, WC, BK

--------------------------------------------------------------------------------
(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). |_|

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization        CANADA

--------------------------------------------------------------------------------
                                     (7)   Sole Voting Power         0
              Number of
         Shares Beneficially
                Owned
               by Each
              Reporting
             Person With
--------------------------------------------------------------------------------
                                     (8)   Shared Voting Power        8,509,673*

--------------------------------------------------------------------------------
                                     (9)   Sole Dispositive Power     0

--------------------------------------------------------------------------------
                                     (10)  Shared Dispositive Power   8,509,673*

--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 8,509,673*

--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)      |_|

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)      100%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)             HC and CO
--------------------------------------------------------------------------------

* Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by Fairfax that it is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

         This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on January 19, 2001 by Hub International Limited and Fairfax Holdings Limited (such schedule, as amended, being the "Schedule 13D"). This Amendment No. 1 relates to the shares of Common Stock, par value US$.01 per share (the "Common Stock"), of Kaye Group Inc. (the "Issuer"). The following amendment to Item 5 of the Schedule 13D is hereby made.

Item 5.  Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

         On June 28, 2001, the shareholders of the Issuer approved the Merger (as defined in the original Schedule 13D) at a duly held stockholders meeting and accordingly, each holder of shares of Common Stock will receive US$14.00 per share of Common Stock. As a result of the Merger, the Issuer has now become an indirect wholly owned subsidiary of Hub.

         Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by Fairfax Financial Holdings Limited that it is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2001                    Hub International Limited

                                        By:  /s/ Martin P. Hughes
                                             ----------------------------------
                                             Martin P. Hughes, Chairman and CEO

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 30, 2001                  Fairfax Financial Holdings Limited

                                        By:  /s/ Bradley P. Martin
                                             ----------------------------------
                                             Bradley P. Martin, Vice President